Exhibit 11

Statement of Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net income available to common stockholders	$15,297	$12,549	$47,503	$28,135

Weighted average number of common shares outstanding	43,339,000	41,320,427	43,202,022	41,318,123
Effect of stock options	55,369	150,946	34,743	154,652
Weighted average diluted number of common shares outstanding	43,394,369	41,471,373	43,236,765	41,472,775

Basic earnings per share	$0.35	$0.30	$1.10	$0.68
Diluted earnings per share	$0.35	$0.30	$1.10	$0.68